

May 16, 2023

Garth Hankinson
Chief Financial Officer
Constellation Brands, Inc.
207 High Point Drive, Building 100
Victor, New York 14564

> **Re: Constellation Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2022**
> **Filed April 21, 2022**
> **Form 8-K**
> **Filed April 7, 2022**
> **Form 8-K**
> **Filed April 6, 2023**
> **Response Letter Dated March 9, 2023**
> **File No. 001-08495**

Dear Garth Hankinson:

We have reviewed your March 9, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2023 letter.

Form 8-K filed April 6, 2023

Exhibit 99.1, page 1

1. We note your response to prior comment 2 and the revisions to your disclosures related to Consolidated EBIT. We also note in the tabular presentation on page 1 of your recent earnings release you present Comparable EBIT and indicate Reported EBIT is N/A; however, it is not clear why Reported EBIT is N/A. It is also not clear your current presentation complies with Item 10(e)(1)(i)(A) of Regulation S-K. Please revise future

        filings to address the following:
- Revise the tabular presentation on page 1 to present Reported EBIT, calculated based on the applicable amounts presented on the face of your GAAP statements of operations, or present the most directly comparable GAAP measure;
- Ensure any amount you identify as EBIT, for example on page 13, represents EBIT, calculated based on the applicable amounts presented on the face of your GAAP statements of operations and as required by the guidance in Question 103.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures; and
- Revise the footnote to the table on page 1 to clearly indicate Comparable and Organic amounts represent non-GAAP financial measures.

2. We note your responses to prior comments 4 and 5 and your revised disclosures related to comparable adjustments; however, we also note the most material comparable adjustments, related to the financial statement line item Income (loss) from unconsolidated investments, have not been appropriately quantified and explained as required by Item 10(e)(1)(i)(B) of Regulation S-K. Please provide us, and revise future filings to address, the following:
- Separately quantify and discuss each adjustment needed to reconcile Canopy's Reported equity earnings (losses) and Canopy's Comparable equity earnings (losses) on pages 3 or 16, similar to your presentation of comparable adjustments related to gross profit and operating income;
- Separately quantify and more fully discuss each adjustment included in the comparable adjustments related to the financial statement line item Income (loss) from unconsolidated investments on page 14, similar to your presentation of comparable adjustments related to gross profit and operating income; and
- Consider revising the titles of the non-GAAP financial measures you identify as Diluted EPS Excluding Canopy, Comparable basis excluding Canopy EIE, and Comparable EPS, excluding Canopy EIE, since it appears the current titles may be confusing as several other non-GAAP financial measures you present, including Comparable Net income (loss) attributable to CBI, Comparable EBIT, and Comparable Diluted net income (loss) per share (EPS), also exclude material losses related to Canopy.

This comment is also applicable to non-GAAP disclosures in future annual and quarterly exchange act filings.

You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Anne McConnell, Staff Accountant at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing